SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34957; File No. 812-15463

Crescent Private Credit Income Corp., and Crescent Cap NT Advisors, LLC.

July 6, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act")

for an exemption from sections 18(a)(2), 18(c) and 18(i) and section 61(a) of the Act.

Summary of Application: Applicants request an order to permit certain closed-end management

investment companies that have elected to be regulated as business development companies

("BDCs") to issue multiple classes of shares with varying sales loads and asset-based service

and/or distribution fees.

Applicants: Crescent Private Credit Income Corp., and Crescent Cap NT Advisors, LLC.

Filing Dates: The application was filed on May 5, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing on any application

by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a

copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or

personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing

requests should be received by the Commission by 5:30 p.m. on July 31, 2023, and should be

accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a

certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature

of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESS: The Commission: Secretarys-Office@sec.gov. Applicant: George P. Hawley, Esq., Crescent Cap NT Advisors, LLC, george.hawley@Crescentcap.com, with copies to Nicole M. Runyan, Kirkland & Ellis LLP, nicole.runyan@kirkland.com, and Monica J. Shilling, Kirkland & Ellis LLP, monica.shilling@kirkland.com.

FOR FURTHER INFORMATION CONTACT: Trace W. Rakestraw, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated May 5, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.